Via EDGAR Transmission
and Federal Express

March 30, 2011

Larry Spirgel
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 3720
Washington, D.C. 20549

Re:	Card Activation Technologies Inc.
Form 10-K
Filed January 12, 2011
File No. 000-52556

Dear Mr. Spirgel:

Set forth below are the responses of Card Activation Technologies Inc. (the “Company” or “we”), to the comment letter, dated March 3, 2011 (the “Comment Letter”), of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended September 30, 2010 originally filed with the Commission on January 12, 2011 (the “Form 10-K”).  In connection with this letter responding to the Staff’s comments, the Company is filing Amendment No. 1 to the Form 10-K (the “Form 10-K/A”) via EDGAR concurrently with the submission of this letter.

For the convenience of the Staff, we have set forth below the text of the Staff’s comments from the Comment Letter in bold typeface followed by the Company's responses thereto.

Form 10-K for the year ended September 30, 2010

Introduction, page 1

1.
Your common stock is considered a penny stock pursuant to Rule 3a51-1 so you are unable to claim the safe harbor provided by Section 21E of the Securities Exchange Act of 1934.  Please remove the reference.

Response:

In response to the Staff's comment, the reference to the safe harbor provided by Section 21E of the Securities Exchange Act of 1934 in the introduction has been removed as reflected in the Form 10-K/A.

Business, page 1

2.
We note your disclosure in your liquidity section regarding your company's need to raise funds for working capital in order to develop your business plan.  Please disclose in this section that you need to raise funds in order to develop your business plan.

Response:

In response to the Staff's comment, the disclosure in Item 1—Business has been revised as reflected in the Form 10-K/A.

3.	Please provide additional disclosure regarding U.S. Patent No. 6,032,859, including its name and a general description of its relevant applications.

Response:

In response to the Staff's comment, the disclosure in Item 1—Business has been revised as reflected in the Form 10-K/A.

4.
We note that all of your revenue in 2009 and 2010 was generated through settlements with third parties who were infringing on your patent.  As a result, it appears that your litigation activities are material to your business.  Please provide more disclosure here or in Item 3 regarding (i) your current cases, (ii) cases that settled in 2010 and (iii) amounts you received in each settlement.

Response:

In response to the Staff's comment, the disclosure in Item 3—Legal Proceedings has been revised as reflected in the Form 10-K/A.

As disclosed in the Form 10-K/A, the Company currently has four cases pending, and four cases were settled in 2010 in connection with its intellectual property enforcement activities.  Pursuant to the settlement agreements, the Company and its counterparties have agreed to keep the terms of such agreements confidential, and the Company has in fact kept such terms confidential and has not disclosed any terms of the agreements to any other persons.  Further, the Company believes disclosure of the terms and amounts received in the settlement of cases in 2010 would cause substantial harm to the competitive position of the Company.  Allowing parties to the Company's pending lawsuits to obtain information about previous settlement amounts could adversely impact any amounts for which pending lawsuits may be settled in the future.  Defendants would have insight into the Company's negotiating and settlement strategies.  Further, the Company believes the public disclosure of the settlement amounts is not necessary for the protection of investors.  The full amounts of the settlements are reflected in the Company's financial statements.  The Company believes that the disclosure of the aggregate settlement amount is sufficient to allow investors to evaluate the Company's business.

5.
We note your statement that you "have entered into settlement and license agreements with 12 major retailers."  However, on page 17, you disclose that you have not executed any royalty generating license agreements.  Please reconcile these statements.

Response:

All settlement and license agreements ("Agreements") entered into contemplate a one-time payment to the Company for the licensee's prior use of the Company's rights under its patent (the "Technology").  Pursuant to each Agreement, the respective licensee has the right to use the Technology from the date of the Agreement, however, there are no payments in connection with this subsequent use.

The Company continues to negotiate with third parties for the use of its Technology in the future.  However, no such agreements have been entered into at this time.

Liquidity and Capital Resources, page 7

6.
Please provide a more detailed assessment of your financial condition and liquidity outlook.  For example, disclose how long your current funds will sustain the company and how much additional financing the company will require to meet its current and future cash needs.  Also provide more information about the company's specific spending commitments and funding requirements, including litigation expenses.  If you are unable to obtain additional funds, explain how that will impact your ability to perform existing contracts, acquire new business, and develop new products and services.

Response:

In response to the Staff's comment, the disclosure in Item 7—Liquidity and Capital Resources also has been revised as reflected in the Form 10-K/A.

Summary Compensation Table, page 28

7.
Please note that pursuant to Item 402(o)(7), you are required to provide narrative disclosure identifying any item included in All Other Compensation.  Please explain why the company distributed its investment account to its CEO.  Please disclose how the decision was made and approved.

Response:

In response to the Staff's comment, the disclosure in Item 11—Summary Compensation Table also has been revised as reflected in the Form 10-K/A.

8.
Please provide narrative disclosure regarding the bonus payments made to Michael Malet in 2010 and 2009, including any performance criteria applied to determine the amounts payable.  In addition, please describe the decision making process the board used to determine that such bonuses should be paid and which executive officers and directors were involved.

Response:

Mr. Malet served as a consultant to the Company in fiscal 2009 and 2010 but was not an employee and did not serve as an executive officer of the Company in fiscal 2009 or fiscal 2010 and therefore need not have been included in the Summary Compensation Table.  In response to the Staff's comment, the reference to Mr. Malet in the Summary Compensation Table has been removed as reflected in the Form 10-K/A.

* * * * * * * * *

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact Thomas Lynn, our securities counsel, at (816) 691-3240, if you have any questions regarding this submission.

Very truly yours,

CARD ACTIVATION TECHNOLOGIES INC.

/s/ Robert Kite

Robert Kite
Chairman, President and
Chief Executive Officer